PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

4 June 2004

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. ***Press Releases:-***
   - ***Penguin Books and BBC Worldwide form new venture for BBC children's books***
   - ***Pearson Educational Measurement wins Washington state WASL testing contract***
   - ***Pearson AGM Trading update***
   - ***Financial Times to print in Australia***
   - ***Pearson VUE renews global test delivery contract with Microsoft***
   - ***Pearson professional contracting seminar***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Company Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dlw 6/15

Press releases



30 April 2004

Penguin books and BBC Worldwide form new venture for BBC children's books

London - Some of the world's leading character properties including Teletubbies, Tweenies, Fimbles and Bob the Builder, all published by BBC Children's Books, are to become part of an exciting new global publishing venture announced today by Penguin and BBC Worldwide.

A new company has been formed that will publish between 60 and 80 titles a year under the imprint of BBC Children's Books; this will sit alongside Penguin's existing children's publishing portfolio, which includes Spot, Peter Rabbit, Ladybird books and Puffin.

The new company combines BBC Worldwide's skills in harnessing strong editorial content from its established children's portfolio and its proven brand development expertise with Penguin's publishing creativity, scale, and global sales and distribution capability. With BBC Worldwide the company will develop publishing franchises supporting new BBC properties for the global market and explore further publishing opportunities within the extensive BBC children's archive.

BBC Worldwide will transfer its existing Children's Books business to the new company, which will be co-owned by Penguin and BBC Worldwide. The business, including its current dedicated editorial, design and production teams, will be led by Sally Floyer, who combines this role with her current position as Managing Director of Penguin's Ladybird division. The board of the new company will comprise members of the Penguin Group and BBC Worldwide [see notes].

BBC Worldwide will grant the new company a first option to license the book publishing rights in all new BBC children's properties to which BBC or BBC Worldwide has the relevant rights. The new company will work within BBC editorial and commercial policy guidelines to ensure that appropriate controls are maintained over BBC intellectual property.

Penguin will provide full operational and management support to the new company, as well as global sales and distribution services.

Chief Executive of Penguin Group (UK), Anthony Forbes Watson, said: "I'm really excited to have the opportunity for Penguin to work closely with BBC Worldwide on developing innovative children's publishing. Penguin is a committed children's publisher and this new venture will cement our position as a leading player in this vitally important market segment."

Chairman and CEO of the Penguin Group, John Makinson, said: "Penguin and BBC Worldwide are natural partners in children's

publishing. Our own imprints and characters already reach a worldwide audience and we will now put this experience at the disposal of the BBC's fabulous family of character properties. We're delighted to have that opportunity."

BBC Worldwide Chief Executive, Rupert Gavin, said: "A new company which combines the creative magic of BBC children's properties and Penguin's distinguished publishing record is an exciting proposition. This move is also another step forward in BBC Worldwide's strategy for growth. Penguin's editorial ethos for children's books is complementary to ours and we look forward to building a strong business, both in the UK and around the world."

The company will begin trading immediately. Penguin will own a 75% share of equity; BBC Worldwide a 25% share.

To download character images and logos, visit:
The online Penguin Press Office at
www.penguin.co.uk/pressoffice

Further information

Joanna Prior, Publicity and Marketing Director at Penguin on 020 7010 3250 / 07770 380 557 or email: joanna.prior@penguin.co.uk

Jennie Allen, BBC Worldwide Press Office on 020 8433 2634 / 07720 731 735 or email: jennie.allen.01@bbc.co.uk

Mary Renouf, BBC Worldwide Press Office on 020 8433 2596 / 07801 216 865 or email: mary.renouf@bbc.co.uk

Notes for correspondents

The directors of the new company will, in addition to Sally Floyer, be Mark Young and David King, both board directors of BBC Worldwide; and from Penguin Group (UK), Peter Bowron, Brian Landers and Anthony Forbes Watson, who will be Chairman.

Penguin Group is home to some of the leading brands in publishing " Penguin, DK, Ladybird, Rough Guides, Puffin, Spot and Peter Rabbit. From literary prizewinners to commercial blockbusters; from a child's first picture book to the classics of literature; from fantastic fiction to beautiful reference works, Penguin Group publishes an unrivalled range of books in 100 countries. Penguin Group is part of Pearson Plc, the international media company. www.penguin.co.uk/pressoffice

BBC Worldwide Limited is the commercial consumer arm, and a wholly owned subsidiary, of the British Broadcasting Corporation (BBC). The company was formed in 1994 to develop a co-ordinated approach to the BBC's commercial activities: television, publishing, product licensing, internet and interactive. BBC Worldwide exists to maximise the value of the BBC's programme and publishing assets for the benefit of the licence payer, and re-invest in public service programming.

Turnover in the last financial year (2002-2003) was £640 million and £123 million was returned to the BBC.
www.bbc.co.uk/pressoffice/commercial

Press releases

30 April 2004

Pearson Educational Measurement wins Washington state WASL testing contract

IOWA CITY, Iowa - Pearson Educational Measurement today announced that it has been awarded a five-year contract to implement the Washington Assessment of Student Learning (WASL) by the Washington State Office of the Superintendent of Public Instruction.

The WASL covers grades 3-8 and 10 and includes reading, math, writing and science. Pearson Educational Measurement will deliver all of the services required to implement the new WASL program, including test development, psychometric services, software development, printing, packaging, distribution, scanning, scoring, reporting and data management; and conduct a pilot program for the on-line delivery of the test.

For the next two years, Pearson will develop the test for grades 3, 5, 6 and 8, to be administered in spring 2006. Grades 4, 7 and 10, which are already being tested as part of an existing contract Pearson has as a subcontractor to the Department, will be folded into this new contract in the 2005-06 school year. All grades will be tested in the spring of 2006 to comply with the timetable of the federally mandated No Child Left Behind law.

Pearson has worked with the Office of the Superintendent of Public Instruction on the WASL since 1994 as a subcontractor to Riverside Publishing.

"We're delighted to provide our full-service capabilities to the state of Washington on its innovative Washington Assessment of Student Learning," said Douglas Kubach, President and CEO of Pearson Educational Measurement. "We will be managing and delivering all aspects of the program, utilizing Pearson's proven expertise, proprietary systems and quality processes."

About Pearson Educational Measurement

Pearson Educational Measurement is the largest full-service provider of large-scale assessment services in the U.S., providing comprehensive assessment services and products to local and state education agencies as well as other assessment organizations and the federal government. Pearson Educational Measurement understands how assessment activities promote learning and benefit students, teachers, parents, and schools. It is helping the largest states in the nation to meet the requirements of the No Child Left Behind educational reform act, including mandated summative assessments, formative assessments, English language assessments, alternative assessments, online testing, data warehousing and data analysis and reporting services.

Pearson Educational Measurement operates as a business of Pearson Education, the world's largest education company, which in turn is a part of Pearson (NYSE: PSO; LSE: PSON), the international media company. Pearson's other primary operations include the Financial Times Group and the Penguin Group.

Further information

David Hakensen
(952) 681-3040

Press releases

print version

30 April 2004
Pearson AGM Trading Update

Pearson, the international media company, is today providing an update on current trading at the Annual General Meeting.

Due to the seasonal phasing of our book publishing businesses, we generate most of our revenues and almost all of our profits in the second half of the year. At this early stage, our businesses are trading in line with our expectations. We expect underlying progress on earnings, cash and returns this year, and a significant acceleration in our financial performance in 2005.

The outlook for our major businesses is:

Pearson Education has made a good start to the year. In a weak year for US state textbook adoptions, our School business is performing well across K-12, particularly in maths which accounts for more than half of the total 2004 new adoption opportunity. We expect revenues at our overall School business to be broadly in line with 2003, as the recovery in state budgets and federal No Child Left Behind funds help our testing and digital learning businesses. Our US Higher Education business continues to outpace its market. We expect our business to grow in the 4-6% range this year, helped by leading programs in print and online. Our Professional education operations are on track to increase revenues and profits, even after our investment in new professional testing centres to support recent contract wins.

We expect the **FT Group** to make progress this year, with another strong performance from IDC and the cost actions we have taken at our business newspapers. Advertising revenues remain volatile from week to week but the overall trend continues to improve. Year-to-date advertising revenues at the *Financial Times*, which were down 4% at the beginning of March, are now level with last year and forward bookings are a little ahead. Recoletos has reported a pick-up in advertising revenues in April, following the impact of the Madrid bombings in March, and announced the launch of a network of Spanish-language newspapers in the US.

The Penguin Group has made an encouraging start to the year, although it faces tough comparisons after a record 2003 and reported results will be affected by the weak US dollar. With its investment in reaching new readers and another strong second-half publishing schedule, we expect Penguin to grow ahead of its market once again.

Dennis Stevenson, Chairman of Pearson, said at the Annual General Meeting:

"We continue to expect underlying progress in 2004 and,

RELATED LINKS
Results of Annual General Meeting
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looking further ahead, the trading prospects for Pearson are better than at any time in the past three years. Business advertising revenues appear to be stabilising, we have a solid base of new testing contracts and the 2005 US school market will be very strong."

Pearson generates approximately two-thirds of its revenues in the US, and a five cent change in the average £:$ exchange rate for the full year has an impact of approximately 1p on adjusted earnings per share. Our average exchange rate in the year to date is £1:$1.83, against £1:$1.63 for the full year 2003.

Pearson will report its interim results on 26 July 2004.

Note to editors: Pearson's AGM takes place today at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE at 12 noon.

For more information: Luke Swanson/ Charlotte Elston + 44 (0) 20 7010 2310

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Press releases

14 May 2004

Financial Times To Print in Australia

FT is first global daily newspaper to print in Australia

The Financial Times will begin printing in Sydney, Australia, in autumn 2004 and will be the first global daily newspaper to launch offset printing in Australia. The Asia edition of the Financial Times will be available in Australia, bringing the FT's total number of print sites to 24, including London, Paris, New York, San Francisco, Tokyo, Hong Kong, Dubai and Johannesburg.

The FT launched its Asia edition - in print and online - in September last year, creating an editorial hub in Hong Kong to complete the FT's global newsroom. Complementing the FT's existing newsdesks in London and New York, the expanded Asia editorial team enables earlier and more flexible deadlines, ensuring that the newspaper can now be printed in Sydney in a timely fashion.

John Ridding, editor and publisher of the FT's Asia edition, said :

"We are tremendously excited to be the first international newspaper to print in Australia, as it is a clear vindication of our distinctly global strategy. We have always viewed Australia as an important market, both in terms of its domestic economy and as a significant player in international trade and investment.

The Australian media market is both competitive and sophisticated, but our mission is not to compete on a local level, but to report, analyse and deliver the global and regional events which matter to Australian people doing business internationally. Our advantage is our global editorial network and our research has shown that there is a growing demand for the type of truly global, high-quality political and business coverage which the FT provides."

The Financial Times now has dedicated editions, both in print and online, for the UK, Continental Europe, US and Asia. The Asia edition has a circulation of 30,000 across the region.

Notes

The Financial Times in Asia

Last year, the Financial Times significantly expanded its